

February 8, 2011

Ronald Kempers
Chief Financial Officer
Mymetics Corporation
c/o Mymetics S.A.
Biopole
Route de la Corniche, 4
1066 Epalinges, Switzerland

> **Re: Mymetics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A filed January 5, 2011**
> **File No. 000-25132**

Dear Mr. Kempers:

We have reviewed your January 5, 2011 amendment and response to our December 10, 2010 comment letter and have the following additional comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K/A filed January 5, 2011

Item 1. Business, page 4

1. We note the disclosure you have added starting on page 5 of the Form 10-K/A in response to our prior comment 1. Please also provide us with proposed disclosure to be included in your next Form 10-K addressing the duration and termination provisions of each of the listed material agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ronald Kempers
Mymetics Corporation
 February 8, 2011
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563, Jennifer Riegel at (202) 551-3575 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:	Ernest M. Stern (Akerman Senterfitt LLP)